

October 22, 2024

James Dennedy
Chief Financial Officer
SHF Holdings, Inc.
1526 Cole Blvd., Suite 250
Golden, CO 80410

  Re: SHF Holdings, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-40524

Dear James Dennedy:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Finance